Mail Stop 3561

October 12, 2006

Jehu Hand, President
Maritime Partners, Ltd.
24351 Pasto Road, Suite B
Dana Point, CA 92629

      Re: **Maritime Partners, Ltd.**
               Form 10-KSB for Fiscal Year Ended
               June 30, 2005

Dear Mr. Hand:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                    Sincerely,

                                    Terence O'Brien
                                    Branch Chief